11022425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27564

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.V. Delaney & Associates.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Vienna
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph V. Delaney 949-720-0063 x 17
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 09 2011
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph V. Delaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.V. Delaney & Associates, as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Joseph V Delaney
Signature

Sole proprietor
Title

Notary Public

Non Confidential Report, Public Copy

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEE ATTACHED CALIFORNIA JURAT

Jurat

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 26 day of May, 20 11 by Joseph V. Delaney, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature] (Notary seal)

Signature

GRACE M. SULLIVAN
Commission # 1778030
Notary Public - California
Orange County
My Comm. Expires Nov 4, 2011

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

____
(Title or description of attached document)

____
(Title or description of attached document continued)

Number of Pages _____ Document Date __________

____
(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

Non Confidential, Public Copy

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

ANNUAL AUDIT REPORT

DATE – MARCH 31, 2011

J.V. DELANEY & ASSOCIATES

NON CONFIDENTIAL

Non Confidential, Public Copy

CONTENTS

Non Confidential, Public Copy

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Mr. J.V. Delaney, Owner
J.V. Delaney & Associates
Newport Beach, California

I have audited the accompanying statement of financial condition of J.V. Delaney & Associates, as of March 31, 2011 and the related statements of income (loss), changes in financial condition and changes in owner's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of J.V. Delaney & Associates' management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of J.V. Delaney & Associates as of March 31, 2011 and the results of its income (loss), changes in financial condition and owner's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
May 11, 2011

J.V. DELANEY & ASSOCIATES
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

Assets	
Cash	$ 7,189
Prepaid expenses	375
Furniture and equipment, at cost, less accumulated depreciation of $129,975	14,441
Total assets	$ 22,005
Liabilities and Owner's Equity	
Liabilities	
Accrued expenses	$ 559
Total liabilities	559
Owner's Equity	
Proprietor's capital	21,446
Total liabilities and owner's equity	$ 22,005

The accompanying notes are an integral part of these financial statements

J.V. DELANEY & ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2011

NOTE 1 – NATURE OF BUSINESS

J.V. Delaney & Associates (the Company) a sole proprietorship, is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency ("FINRA"). The Company acts as an investment banker and financial advisor to public and private companies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Equipment and Depreciation – Property and Equipment are carried at cost. Depreciation is calculated on a straight-line method over the estimated useful lives of the related assets down to a residual salvage value approximating ten percent.

Income Taxes - Company has elected to be taxed as a sole proprietor; therefore no tax liability is reported for the Company as all taxes are due and payable by the sole owner.

Recent Accounting Pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending March 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

J.V. DELANEY & ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2011

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recent Accounting Pronouncements (Continued) – The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions. See page 8 for the computation of net capital.

NOTE 4 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is exempt from SIPC membership therefore the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for year ending March 31, 2011 is not required.

NOTE 6 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end March 31, 2011 through May 11, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

J.V. DELANEY & ASSOCIATES
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
MARCH 31, 2011

Computation of Net Capital	
Total ownership equity (from Statement of Financial Condition)	$ 21,446
Non allowable assets:	
Prepaid assets	(375)
Furniture and equipment net of accumulated depreciation	(14,441)
Net Capital	$ 6,630
Computation of Net Capital Requirements	
Minimum net capital indebtedness	
6.67% of net aggregate indebtedness	$ 37
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 1,628
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 6,572
Computation of Aggregate Indebtedness	
Total liabilities (from Statement of Financial Condition)	$ 560
Percentage of aggregate indebtedness to net capital	8.44%

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 6,630
Variance: NONE	
Net Capital Per Audit	$ 6,630

The accompanying notes are an integral part of these financial statements

J.V. DELANEY & ASSOCIATES
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF MARCH 31, 2011

A computation of reserve requirement is not applicable to J.V. Delaney & Associates as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

J.V. DELANEY & ASSOCIATES
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF MARCH 31, 2011

Information relating to possession or control requirements is not applicable to J.V. Delaney & Associates as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Non Confidential, Public Copy

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Part II

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Mr. J.V. Delaney, Owner
J.V. Delaney & Associates
Newport Beach, California

In planning and performing my audit of the financial statements of J.V. Delaney & Associates (the Company), as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Non Confidential, Public Copy

Mr. J.V. Delaney, Owner
J.V. Delaney & Associates
Newport Beach, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011 to meet the SEC's objectives.

During my examination, I also examined the J.V. Delaney & Associates Anti-Money Laundering (AML) Program. It appears from my review that the Company's AML Program confirms to the requirements of FINRA.

This report is intended solely for the information and use of the owner, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
May 11, 2011